Exhibit 99.1

JMU Announces Results of 2017 Annual General Meeting

Shanghai, January 5, 2018 - JMU Limited (“the Company” or “JMU”) (NASDAQ: JMU), a leading B2B online e-commerce platform that provides integrated services to suppliers and customers in the foodservice industry in China, today announced the results of its 2017 Annual General Meeting (“AGM”) which was held on December 29, 2017 in Shanghai. In the AGM, Mr. Tony C. Luh, Mr. Min Zhou, Ms. Huimin Wang and Ms. Liyun Cao were reelected as directors of the Company.

About JMU Limited

JMU Limited currently operates China’s leading B2B online e-commerce platform that provides integrated services to suppliers and customers in the catering industry. With the help of Internet and cloud technologies, JMU has the vision to reshape the procurement and distribution pattern and build a fair business ecosystem in the catering industry in China. JMU is further promoting the use of its platform for small- and medium-sized restaurants and restaurant chains in China.

Through cooperation with national and local industry associations and reputable restaurant groups across China, JMU has formed a leading industrial alliance and has great resource leverage in China’s catering industry. JMU works closely with suppliers and customers in the catering industry, providing one-stop procurement services, as well as other value-added services. For more information, please visit: http://ir.ccjmu.com.

Contact:

Freda Feng, IR Director

JMU Limited

fengxiaohong@ccjmu.com

Tel: +86-21-6015-1166 ext.8904

Bill Zima

ICR Inc.

bill.zima@icrinc.com

Tel: +1(203)-682-8200